Mark E. Crone Managing Partner mcrone@cronelawgroup.com

December 12, 2017

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Re:         Vitaxel Group Limited (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed April 17, 2017

File No. 000-55685

Dear Mr. Dobbie,

Thank you for your letter dated December 7, 2017. As counsel to the Company, we will use our best efforts to ensure that all future filings made by the Company will comply with all applicable rules and regulations, including without limitation General Instructions D(2)(a) to Form 10-K with respect to the proper signatories to the filings.

If we can provide any further assistance, please do not hesitate to contact the undersigned.

Thank you

THE CRONE LAW GROUP

/s/ Mark E. Crone
Mark E. Crone
Partner

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com